                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                         American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
                       ----------------------------------
                                 (CUSIP Number)










                                Page 1 of 5 Pages


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                                                            Page 2 of 5 Pages



-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                    W.E. Sheriff
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

                                                                      (b)  [ ]
-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION


                    United States
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                       619,217
                     ----------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                     0
                     ----------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                    619,217
                     ----------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                       0
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    619,217
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       (a)  [ ]


-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                    5.4%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*


                    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                            Page 3 of 5 Pages






Item 1(a).        Name of Issuer:               American Retirement Corporation
                                                ("ACR")

Item 1(b).        Address of Issuer's           111 Westwood Place, Suite 402
                  Principal Executive           Brentwood, Tennessee 37027
                  Offices:

Item 2(a).        Name of Person Filing:        W.E. Sheriff ("Sheriff")

Item 2(b).        Address of Principal          111 Westwood Place, Suite 402
                  Business Office:              Brentwood, Tennessee 37027

Item 2(c).        Organization/Citizenship:     United States citizen

Item 2(d).        Title of Class                Common stock
                  of Securities:                ("Common Stock")

Item 2(e).        CUSIP Number:                 028913 10 1

Item 3.           Inapplicable.

Item 4.           Ownership.




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                                                            Page 4 of 5 Pages






              Total Shares                                                         Shared
             of ACR Common        Percent        Sole        Shared      Sole      Power
           Stock Beneficially       of          Voting       Voting    Power to     to
Person          Owned             Class(1)      Power        Power     Dispose    Dispose
------     ------------------     --------      ------       ------    --------   --------
Sheriff        619,217(2)           5.4%        619,217        --      619,217       --


-----------

(1) Based on 11,420,860 shares of Common Stock outstanding as of December 31, 1997.
(2) Includes 324,519 shares, 4,166 of which are shares that Sheriff has the right to acquire pursuant to the conversion provisions of ACR's 5 3/4% Convertible Subordinated Debentures Due 2002, beneficially owned by a family limited partnership in which Sheriff is a general partner.

Item 5.      Ownership of Five Percent or Less of a Class.

                    Inapplicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                    Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Inapplicable.

Item 8.      Identification and Classification of Members of the Group.

                    Inapplicable.

Item 9.      Notice of Dissolution of Group.

                    Inapplicable.

Item 10.     Certification.

                    Inapplicable.



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                                                            Page 5 of 5 Pages




                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                           W.E. Sheriff


                                           /s/ W.E. Sheriff
                                           ------------------------------